August 27, 2024

Kevin Amolsch
Chief Executive Officer
PFG Fund V, LLC
6990 W 38th Ave, Suite 208
Wheat Ridge, CO 80033

       Re: PFG Fund V, LLC
           Amendment No. 4 to
           Offering Statement on Form 1-A
           Filed August 2, 2024
           File No. 024-12379
Dear Kevin Amolsch:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2024 letter.

Amended Offering Statement on Form 1-A
Cover Page

1. We note your revisions on page 7 in response to prior comment 3 regarding your manager being entitled to 100% of your distributable cash. As previously stated, please also add disclosure of these risks on the cover page.
Prospectus Summary, page 1

2. We acknowledge your response to prior comment 5, and note your revised disclosures that you may prepay certain Notes over others based on negotiated terms, and that certain notes may have terms or conditions that make them more advantageous to prepay earlier.
       Please provide expanded disclosure of what you mean by "negotiated terms" in this context. It is unclear, for example, if you contemplate changing the terms of some of the
       Notes at some future time. In this regard, we note your disclosure in response to prior
 August 27, 2024
Page 2

       comment 9, which appears to allow individual Noteholders to modify the terms of their
       Notes. To the extent you intend to offer notes on different terms or change the terms of these Notes being offered, please tell us your consideration of whether such offer or amendment of any notes to provide for different terms would constitute a delayed offering of securities under Securities Act Rule 251(d)(3). If you intend to offer separate series or classes of notes with different terms, please revise to clearly describe the terms of each series or class.
3. Please revise your disclosure to ensure it addresses the substance of your response to each element of prior comment 6 including, for example, when you will repay Notes on a pro rata basis. Also, as you state in your response, please revise to clearly explain that you will file post-qualification amendments to update investors on the status of the repayment demands, including in situations where there is a rush of repayment demands. In addition, to the extent you may file offering supplements rather than post-qualification amendments, please revise to clearly disclose the possibility, and explain that you will assess whether a post-qualification amendment or offering supplement would be filed depending on your assessment of the materiality of the information, or advise. Finally, clearly reconcile your statements that you will repay the Notes on a pro rata basis with your statements elsewhere that you will repay Notes on a first-come, first-served basis.
Summary of Notes, page 43

4. We note your revised disclosures in response to prior comment 8. Given that it appears that you are essentially withholding interest on the Notes, which do not have a maturity date, without further consideration for the Noteholder, it remains unclear why you reference this action as a reinvestment option. Please revise accordingly, or advise.
5. We note your response to prior comment 2 and your statement on page 7 that your manager is entitled to 100% of your distributable cash. We also note your disclosure on page 51 to available cash distributions (profits), that "Cash Distributions are profits only,"
       and that you state it will be paid after interest and/or principal payment of the Notes.
       Please revise your disclosures to clearly explain how the distributable cash to the manager will be calculated, how you will calculate profits in this context, and the priority of payment between payments of fees and distributable cash to the manager and payments to the Noteholders (both with respect to interest payments and any repayments). For example, revise to clarify whether your profits will be determined based on your net income in your financial statements or otherwise.
6. We note your revisions in response to prior comment 10 and that in the event of an uncured Event of Default, you may assign the income stream secured by assets you designate. Please revise your disclosures to further describe the "Certain Assets" and the terms of any such income stream. Please also explain to us whether allocating income from other assets would be considered to be a material amendment to the terms of the
       Notes or represent the issuance of a new security, and further explain why such an income stream would not cause your securities to no longer be considered "eligible securities" as defined in Rule 261(c).
 August 27, 2024
Page 3
Signature, page 64

7. Refer to prior comment 12. It appears you may have inadvertently deleted your original
       lead-in sentence,    This Offering Statement has been signed by the
following persons in
       the capacities and on the dates indicated." Please revise accordingly, and also update the date of the signature page, which is currently dated August 31, 2023.

       Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Kevin Kim, Esq.